Exhibit 99.1

KBS Fashion Group Limited Announces First Half of 2021 Financial Results

SHISHI, China, September 3, 2021 /PRNewswire/ -- KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and through the brand of Luxventure, engaging in cross-border merchandise, airfare and tourism business, today announced its unaudited financial results for the first half of fiscal year 2021 ended June 30, 2021.

Financial Highlights

Total revenues for the first half of 2021 were $12.7 million compared to $4.5 million for the same periods in 2020. It is an increase of 183% from the same period in 2020 and exceeded the full year revenue of 2020 by 17%.

Total revenue from tourism, airfare and cross-border merchandize business segments for the first half of 2021 were $10.2 million compared to 0 million for the same periods in 2020.

Gross margin for the first half of 2021 were 6% compared to 26% for the same periods in 2020.

GAAP net loss and diluted loss per share for the first half year of 2021 were $5.0 million and $1.21, respectively, compared to net loss and diluted loss per share of $3.1 million and $1.21, respectively, for the same period in 2020.

Working capital was $13.3 million as of June 30, 2021. Cash and restricted cash totaled $14.1 million as of June 30, 2021.

Ms. Sun Lei, Chief Executive Officer of the Company, stated, “Our revenue for this period exceeds revenue of the same period in 2020 by 183% and exceeds the revenue of entire year of 2020 by 17%. The increase in revenue is due to the acquisition of Flower Crown, which added three business segments to our business through the Luxventure brand. Flower Crown has been in full business operation for less than a year and it has generated almost $12 million revenue. We are more than pleased with the accelerated growth of Flower Crown. We look forward to Flower Crown continuing its revenue contribution, while our clothing business recovers from the impact of COVID-19. ”

	As at June 30,	As at December 31,
	2021	2020
Non-current assets
Property, plant and equipment, net	2,778,426	2,837,609
Investment property, net	8,091,037	8,274,195
Prepayments and premiums under operating leases	2,828,252	2,339,406
Land use rights	603,830	604,970
Deferred tax assets	18,270,070	16,960,839
	32,571,615	31,017,019
Current assets
Inventories	2,199,904	1,854,997
Trade receivables	9,279,256	11,352,617
Other receivables and prepayments	784,833	1,549,002
Related party receivables	298,218	-
Prepayments and premiums under operating leases	87,837	80,494
Cash and cash equivalents	14,104,354	16,621,290
	26,754,402	31,458,400
Total assets	59,326,017	62,475,419

Current liabilities
Short term bank loans	1,160,973	1,148,959
Trade and other payables	2,027,930	5,356,542
Dividend Payable	7,149,996	-
Due to related parties	-	1,132,811
Contract liabilities	186,627	257,529
Income tax payable	2,958,083	47,916
	13,483,609	7,943,757
Total liabilities	13,483,609	7,943,757

Equity
Share capital	575	341
Share premium	14,160,013	11,312,643
Revaluation reserve	184,272	184,272
Statutory surplus reserve	6,084,836	6,084,836
Retained profits	28,305,558	40,406,391
Foreign currency translation reserve	(2,892,845)	(3,456,821)
	45,842,409	54,531,662
Total liabilities and equity	59,326,018	62,475,419

	For the six months ended
	June 30, 2021	June 30, 2020

Revenue	12,709,722	4,488,527
Cost of sales	(11,956,851)	(3,334,862)
Gross profit	752,871	1,153,665

Other income	24,159	195,703
Other losses	(2,983,494)	(535,192)
Distribution and selling expenses	(1,213,768)	(3,280,598)
Administrative expenses	(2,622,510)	(1,593,570)
Loss from operations	(6,042,742)	(4,059,992)

Finance costs	(33,275)	(31,138)

Loss before tax	(6,076,017)	(4,091,130)

Income tax income	1,125,176	958,516

Loss for the period	(4,950,841)	(3,132,614)

Other comprehensive loss
- currency translation differences	563,976	(1,848,413)
Total comprehensive loss for the period	(4,386,865)	(4,981,027)

Loss per share of common stock attributable to the Company
- Basic	(1.21)	(1.21)
- Diluted	(1.21)	(1.21)
Weighted average shares outstanding:
- Basic	4,100,257	2,591,299
- Diluted	4,100,257	2,591,299

	For the six months ended
	June 30, 2021	June 30, 2020
OPERATING ACTIVITIES
Loss for the period	(4,950,840)	(3,132,614)
Adjustments for:
Share-based payment	708,053	-
Finance cost	33,275	31,138
Interest income	(22,591)	(29,293)
Depreciation of property, plant and equipment & investment property	586,235	349,161
Amortization of prepayments and premiums under operating leases	50,512	42,825
Provision/ (reversal) of inventory obsolescence	1,779	(14,827)
Bad debt provision of trade receivables	2,981,680	777,847
Gain on disposal of property, plant and equipment	-	6,900
Operating cash flows before movements in working capital	(611,897)	(1,968,863)

Increase in trade and other receivables	(486,463)	(572,964)
Increase in inventories	(326,883)	(595,369)
Increase in other current assets	(260,330)	-
Increase in deferred tax assets	(1,130,469)	(958,516)
Decrease in trade and other payables	(416,675)	(194,502)
Decrease in other current liabilities	(73,503)	-
Decrease in income tax payable	(44,515)	-
CASH USED IN OPERATING ACTIVITIES	(3,350,735)	(4,290,214)
NET CASH USED IN OPERATING ACTIVITIES	(3,350,735)	(4,290,214)

INVESTING ACTIVITIES
Interest received	22,591	29,293
Proceeds on disposal of property, plant and equipment	-	31,829
Purchase of property, plant and equipment	(14,141)	-
NET CASH FROM INVESTING ACTIVITIES	8,450	61,122

FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	1,500,000	-
Interest paid	(33,275)	(31,138)
New bank loans raised	1,159,525	1,065,152
Repayment of borrowings	(1,159,525)	(1,065,152)
Advance from related party	2,826	249,485
NET CASH FROM FINANCING ACTIVITIES	1,469,551	218,347

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,872,734)	(4,010,745)
Effects of foreign currency translation	(644,202)	(234,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,621,290	20,620,478
CASH AND CASH EQUIVALENTS AT END OF PERIOD	14,104,354	16,374,945

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. Through the brand of Luxventure, it also engages in cross-border merchandise, airfare and tourism business. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com

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